Dope Coffee

Atlanta United States

Dope Coffee is America's fast-growing and trendsetting coffee brand that consumers love because of the quality of our product, our morals, and our dedication to our culture. We are on a mission to bridge the worlds of Coffee, Hip-Hip, and Culture.



Mike Loyd, CEO   Chel Loyd, CPO   Stace Loyd, COO

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Dope Coffee Leadership Team

Black-Owned   Woman-Owned   Veteran-Owned

This collection of creatives produced a Hip-Hop Album, called Spinach, a short-film called White Paper Ballot which inspired the launch of a new Hip-Hop Coffee Roast, Ethiopian Dripp.

Our company does many things well but at our core, we are here to elevate & uplift Black culture while serving great coffee to great people. Based in Atlanta, Dope Coffee has made a name for itself with loyal customers that are dedicated to the success of the company.

Through our growing social media presence, retail storefront, local and national wholesale distribution, and 5-star customer ratings-Dope Coffee continues to be the one to beat in specialty coffee.

Our Coffees Tell A Story



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CREATIVE MIKE THE RAPPER X STACE LOYD
ETHIOPIAN DRIPP
CREATIVEMIKETHERAPPER.COM/SPINACH
DOPE
Coffee
Spinach

Our signature roast is the Ethiopian Dripp, the first Coffee x Hip-Hop line we've released.

Check out the Ethiopian Dripp Black Card Commercial.

To learn more about our coffees, check out our selections of coffee here

New packaging with coffee vibes deliver the flavor profiles of our coffees. Each coffee is themed with a quote that sums up the feeling that the aroma and taste incite.

Packaging Designed
To Simplify Making
Great Coffee
DRIP TIPS
HEALTH BENEFITS
coffee vibes
coffee vibes
coffee vibes
Each Roast Has A Story
Created To Uplift & Elevate





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cdn.filestackcontent.com/2YDUahdTdK5gwl4Oc6K5

Dripp Tips on each package serve as an easy reference for making a great cup of coffee.

Resealable 2oz Packets
DOPE
Coffee
DOPE
Coffee
DOPE
Coffee













Our customers love our 2oz packs which they can purchase in a three-pack called the Pleasure Pack.

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filestackcontent.com/oLqrt9HCT6WN1RAOEwng



Hip-Hop is about the break, we break down coffee and keep it simple. You don't have to have a degree to make a great cup of coffee at home and Dope Coffee is here to break that barrier through a deliberate and targeted campaign. The core of our programming will come through Dripp Tips. Check out the Black Coffee (The Documentary) Coffee x Hip-Hop Brewing In Atlanta to see what we've been up to behind the scenes.



Hip-Hop is about the break, we break down coffee and keep it simple. You don't have to have a degree to make a great cup of coffee at home and Dope Coffee is here to break that barrier through a deliberate and targeted campaign. The core of our programming will come through Dripp Tips. Check out the Black Coffee (The Documentary) Coffee x Hip-Hop Brewing In Atlanta to see what we've been up to behind the scenes.



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Stace Loyd is the COO & VP of Music. Stace brings The Energy Sound to the company while pushing us towards growth. Chel created Ethiopian Dripp to accompany the $pinach Album produced by Stace. A Coffee x Hip-Hop project.

The CPG x DSP or Consumer Packaged Goods x Digital Streaming model is already here. Travis Scott's retail dominance is simple, the artist does the marketing and the brand delivers the product. Dope Coffee is both, that's why this makes sense and is continuing to grow in the midst of a pandemic.

Our Competitive Advantage

INNOVATION
Beyond Whole Bean & Ground Coffee

HBCU
Ready To Drink Concept

Hip-Hop Coffee & Tea Line
Ready To Drink Concept

Coffee x Hip-Hop model or more geekily put CPG x DSP or Consumer Packaged Goods x Digital Streaming Platform. Make no doubt this model is already here with Travis Scott & His Cactus Jack Burger at McDonald's.

A Concept With Great Traction & Market Acceptance



Demonstrated Traction

- Last 12 Month Revenue $192,490 +2628%
- 5600+ Customers
- Store Session Growth +646%
- Returning Customer Rate 17.2%
- Store Conversion Rate 6%
- Average Order Value $38.32

*Stats as of February 2021

DOPE
Coffee

In 2020, B2C was our primary focus. In 2021 we will make an aggressive push in B2B and local distribution.

Dope Coffee Is Distinct In A Crowded Market

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Dope Coffee Is Distinct In A Crowded Market

Our research and blue ocean marketing strategy signal that the market is ready for a modern coffee giant equivalent to Folgers. A Black-owned household name that, like Travis Scott, is hard not to like.



Coffee Industry Competitive Landscape
DOPE Coffee
McCafé
BLACK RIFLE COFFEE COMPANY
BLK & BOLD
BLUE BOTTLE COFFEE
BLUE OCEAN
Peet's Coffee
Folgers
RED OCEAN
Addressable Audience
Disruptiveness

We believe that we've identified a Blue Ocean Market within the specialty coffee space and Dope Coffee is purpose-built to engage with. The coffee space is rapidly evolving as brands such as Folgers and Starbucks, two powerhouses show signs of weakness and susceptibility to losing their audiences to brands that speak better to coming demographics with coffee purchasing power.

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The Way Forward

In many ways, we've forged our own path, now we must begin consolidating our efforts by placing the company on a path to growth and profitability.



The Dope Path
MANUFACTURING EXPANSION
MARKET DOMINANCE
LARGE SCALE LOGISTICS
ESTABLISH B2B
AUDIENCE GROWTH
MERGER SALE ACQUISITION
PRESEED
FUNDRAISING
Establish Concept
Secure Funding
Scale Idea
Compete For Market
2020
2021
2022
2023
2024
Beyond

After building out or Minimal Viable Product, Dope Coffee seeks to grow on our market success with a long-term plan that balances audience growth, logistics, and profitability.

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kcontent.com/FRnByYs7SS3d0odyolov

Growth Captial Is The Fuel

Marketing, Manufacturing & Logistics



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It's been said, we have the "sauce", we take that to mean great bean selection and whatever else the people want.

Dope Coffee has gained traction, not only in Atlanta but nationwide, and will only continue to grow. We plan on capitalizing on our momentum by doing the following:

- Launching a targeted digital media and marketing campaign aimed to build a 2,000 recurring customer base
- Expanding our manufacturing and distribution facility to accommodate expected growth
- Acquiring equipment to scale manufacturing capabilities
- Continuing to invest in our communities by partnering with Black businesses and encouraging entrepreneurship

Marketing

Our marketing strategy hinges around the creative controlling the product. We combine creativity plus business acumen to leap to the next tier. Throughout 2020, Dope Coffee engaged in a highly effective marketing campaign that set our brand apart from direct competitors and the overall coffee industry. We need capital to not only continue but ramp up our outreach effort. Dope Coffee aims to be a household name in less than 3 years.

B2C Marketing Approach

Digital Marketing

Concent Marketing   Public Relations

 

Dope Coffee Music

Digital Streaming Platforms   Live Shows

 

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Dope Coffee's Marketing Approach Combines Traditional Approaches As Well As A Creative Approach

B2B Sales Approach

So far, Dope Coffee has handled all B2B transactions internally resulting in a major goal of this raise is to standup a national sales team with local sales teams in Atlanta, Georgia and Winston-Salem, North Carolina. Our national sales manager will initially handle all sales and subsequently, begin building out our local sales teams.

Manufacturing

Dope Coffee currently relies on toll and contract roasting to meet our coffee supply needs. We have the ability to bring 90% of our product manufacturing in-house saving nearly 50% on our coffee cost while maintaining a tighter supply chain.



As we expand, we need to build out a dedicated roasting facility that doubles as a creative workspace in order for Dope Coffee to continue telling the story over coffee that has made us so successful.

Following this Title III Crowdfund, Dope Coffee Company plans to explore the acquisition of commercial space in an Opportunity Zone.

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Supply, Logistics, Reducing COGS



Delivery cost for both B2B & B2C will be reduced by 60% when compared to USPS.

Additional working capital will allow us to purchase inventory in greater volume allowing each sale to return more dollars into company growth. We will reduce our flexible bag cost and boxes and handling material by up to 70%.

Dope Coffee can expand our sales footprint with the addition of a delivery van. Our first van will also double as a local ATL free delivery option that we test before expanding.

Our Ideal Investor

We believe in the democracy of the economy and we also recognize that not everyone has the opportunity to invest in a high-growth startup. Through equity crowdfunding, we can open our offer to $250K investors as well as $250 through our convertible note offering. We seek investors who recognize that great ideas become reality when nurtured properly.



INVESTOR PERKS

$10,000 Dope Coffee Investor Box

$50,000 Complimentary 6 Month Coffee Subscription and Dope Coffee Investor Box

$75,000 Complimentary 1 Year Coffee Subscription and Dope Coffee Investor Box

$100,000 Complimentary 2 Year Coffee Subscription and Dope Coffee Investor Box

Dope Coffee Investor Box

We pride ourselves in being:
Highly Proficient, Innovative, and Disruptive.

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We pride ourselves in being:
Highly Proficient, Innovative, and Disruptive.

We seek to push the boundary of what it means to be a coffee company through the exponential power of Hip-Hop and the creative arts to create new ways of consuming a product and uplifting culture.

Our leadership team is highly dedicated and the sum of their experience sets the tone for Dope Coffee to become one of the most disruptive coffee brands of all time. Coffee and Hip-Hop are both industries where showing up is not enough, you must be iconic to stand the test of time and we will we are up to the challenge of creating an iconic brand... That's why we called it Dope.

Press & Features

Roast Magazine
Forbes
Travel Noire



#BlackOwned #DiverseFounders #Food&Drink #Retail

#BlackOwned #DiverseFounders #Food&Drink #Retail

$0 FUNDS RECEIVED
of $428,980 maximum target

$50K MINIMUM

Investment Summary

Convertible Note

Minimum Investment: $250

Interest rate: 6%

Maturity date: 2026-05-01

Discount: 10%

*See Offering & Form C sections below for disclosures

Offering

Convertible Debt

📄 Pitch Deck 2021.pdf

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Convertible Debt

📄 Pitch Deck 2021.pdf

📄 Exec Summ 2021.pdf

📄 Financial Cond 2021.pdf

📄 2021 term sheet.pdf

📄 2021 Use of Proceeds.pdf

Form C

📄 Preview Form C

Mission

OUR MISSION and PLAN OF ACTION

Dope Coffee is a trendsetting and well-loved consumer packaged goods brand based in Atlanta, Ga that seeks to be America's #1 Specialty Coffee Brand. We are on a mission inspired by coffee, Hip-Hop, and Black culture.

Our mission is to elevate Black culture while serving great coffee to great people. Based in Atlanta, Dope Coffee has made a name for itself with loyal customers that are dedicated to the success of the company.

Dope Coffee is a trendsetting and well-loved consumer packaged goods brand based in Atlanta, Ga that seeks to be America's #1 Specialty Coffee Brand. We are on a mission inspired by coffee, Hip-Hop, and Black culture.

Our mission is to elevate Black culture while serving great coffee to great people. Based in Atlanta, Dope Coffee has made a name for itself with loyal customers that are dedicated to the success of the company.

Dope Coffee has gained traction, not only in Atlanta but nationwide, and will only continue to grow. We plan on capitalizing on our momentum by doing the following:

- Establishing a B2B sales department
- Launching a targeted digital media and marketing campaign to continue building our recurring customer base
- Expanding our manufacturing and distribution facility to accommodate expected growth
- Acquiring equipment to scale manufacturing capabilities
- Continuing to invest in our communities by partnering with Black businesses and encouraging entrepreneurship

Investment Perks

$10,000	$50,000	$75,000
Dope Coffee Investor Box	Complimentary 6 Month Coffee Subscription and Dope	Complimentary 1 Year Coffee Subscription and Dope Coffee

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Investment Perks

$10,000
Dope Coffee Investor Box

$50,000
Complimentary 6 Month Coffee Subscription and Dope Coffee Investor Box

$75,000
Complimentary 1 Year Coffee Subscription and Dope Coffee Investor Box

$100,000
Complimentary 2 Year Coffee Subscription and Dope Coffee Investor Box

Key Facts & Financials

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Press Features: Roast Magazine Forbes.

- Press Features: Roast Magazine Forbes, Cosmopolitan, Esquire, Food Network, Refinery29, Healthline
- Over 7,000 Orders Shipped!
- Won 2020 Populus Group Pitch Competition
- Bunker Labs Veteran In Residence 2020
- WeWork Veteran in Residence 2020
- 2020 Achieve 3700% Growth in sales from 2019
- 6.3% online store conversion rate
- 25k+ social media followers
- 4700+ email list
- 250+ Recurring Coffee Subscribers

Articles of Organization.pdf
Articles of Organization.pdf

Dope Coffee Financials and CPA Review...



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Dope Coffee Story

This company was founded by builders and has added a team of like-minded individuals to build alongside them. As Michael Loyd, CEO and Co-Founder said, "As a Black-owned company, we get opportunities like this few and far between. We will not waste any of this energy. We need to push each other further. All of our accomplishments are in the past, we move on to new ones or we fail."

We've always known that Hip-Hop was the way to go in terms of marketing and 2020 proves that our target audience is willingly accepting of a brand with up-to-date messaging for flavor profiles that are appreciated and readily distinguished from competitors.



Chel Lloyd

Though 2020 proved to be a difficult time for small businesses, Dope Coffee was able to thrive and be profitable due to following our proven business plan- being a champion of our culture. We create products designed to increase the quality of life through avenues of self-care, health, and cultural expression.

Being authentic in who we are, what drives us forward, and the communities we serve has ensured that Dope Coffee is a brand that will continue to be successful.
For more detail regarding our current operations and product offerings, please visit our website at www.realdope.coffee.

Truth: The coffee industry is missing out on several fronts due to a lack of engagement and underrepresentation in an industry in which people of color should have prominence and great pride.

"Be comfortable in your own skin. Then Win."

– Chel Loyd

The Founders

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Michael Loyd
CEO / CoFounder



The Dope Coffee team is led by former Marine Officer & Combat Veteran Michael Loyd who is the Founder & Chief Executive Officer. As a serial entrepreneur & innovator, Michael founded Solar Cafe in 2016 while serving as an Officer in the United States Marine Corps, and generated over $800k in 3 years. As a specialty coffee connoisseur and expert, Michael is passionate about premium coffee.

Michael's vision is to change the culture around specialty coffee and make it more inclusive of all humankind.

B.A. Wake Forest University 2006
M.S. North Carolina A&T SU 2009
michael@realdope.coffee

Michelle Loyd
CPO / CoFounder



Registered Dietitian & Chef by trade, Chel brings an expert background in food and nutrition and is the heart and soul of Dope Coffee's product development team. She led the design of the menu which gets 5 Star reviews. Chel is a food and beverage expert with a talent for creative fusions and recipes. She currently leads the marketing effort to introduce innovative products into the cultural coffee market.

Chel's vision is to change the perspective surrounding specialty coffee by introducting self care as a method through which coffee is consumed and used to maximize its nutritional and wellness benetifs.

B.A. Wake Forest University 2008
M.S. Eastern Carolina University 2010

Stace Loyd
COO / VP Music

Stace Loyd is Dope Coffee's Chief Operating Officer and Creative Director and leads the company's internal growth efforts as well as the companies public story.

Stace is the Founder and CEO of Why I Create which is a collaborative space online and at events that seeks to bring together artists, entertainers, and entrepreneurs in a way that creates financial freedom and value for their intellectual property.

Stace is also a professional content producer and hip hop producer with over 15 years of experience in music and film production experience.

The Team



Bruce McTague
Advisor

In a career spanning over 20 years, I've been involved with a wide range of industries including packaged goods, restaurant, pharmaceutical, retail, business-to-business and tourism. I won't bore you with all the details, but the bottom line is I have touched so many businesses across so many categories the headline for my career should probably be "Collector of experiences and knowledge."

   www.realdope.coffee

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